UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 12, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 12, 2013 HAD | OEB

313423 | OEB | 000040.docx

UBS AG—Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Date: October 17, 2013, October 23, 2013, October 25, 2013, October 28, 2013 and October 29, 2013)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), and the version dated as of February 27, 2013 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version effective as of March 2, 2010 (the 2010 Business Regulations), and in the version effective as of February 20, 2013 (the 2012 Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of February 2, 2010 (the 2010 Delegation), and in the version dated as of March 15, 2012 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated December 14, 2011, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

- an Authorized Officer’s Certificate in Support of Legal Opinions dated October 17, 2013,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated October 23, 2013,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated October 25, 2013,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated October 28, 2013, and

- an Authorized Officer’s Certificate in Support of Legal Opinions dated October 29, 2013,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

-(a) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due January 16, 2014 (Linked to the performance of the common stock of Cree, Inc.), (b) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 150,000.00 Airbag Yield Optimization Notes due October 16, 2014 (Linked to the performance of the common stock of Peabody Energy Corporation), (c) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due January 16, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.), (d) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 149,932.80 Trigger Yield Optimization Notes due October 16, 2014 (Linked to the performance of the common stock of Hewlett-Packard Company), (e) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 230,000.00 Trigger Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of VMware, Inc.), (f) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 175,150.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.), (g) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 171,100.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.), (h) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 131,500.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Genworth Financial, Inc.), (i) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 129,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), (j) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 149,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), (k) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Gilead Sciences, Inc.), (l) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 525,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Amazon.com, Inc.), (m) a Determination of an Authorized Person dated October 17, 2013, including Annex A, setting forth the terms of the USD 399,180.60 Trigger Yield Optimization Notes due October 16, 2014 (Linked to the performance of the common stock of MetLife, Inc.), (n) a Written Statement and Instructions of Authorized Persons dated October 17, 2013, including Annex A, setting forth the terms of the USD 2,047,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Cubist Pharmaceuticals, Inc.), Annex B, setting forth the terms of the USD 20,194,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), Annex C, setting forth the terms of the USD 2,563,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Corning Incorporated), Annex D, setting forth the terms of the USD 2,551,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of eBay Inc.), and Annex E, setting forth the terms of the USD 1,180,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.), (o) a Written Statement and Instructions of Authorized Persons dated October 17, 2013, including Annex A, setting forth the terms of the USD 7,281,850.00 Trigger Phoenix Autocallable Optimization Securities due October 17, 2018 (Linked to the performance of the common stock of MetLife, Inc.), and Annex B, setting forth the terms of the USD 2,961,970.00 Trigger Phoenix Autocallable Optimization Securities due October 17, 2018 (Linked to the performance of the common stock of Occidental Petroleum Corporation), (p) a Written Statement and Instructions of Authorized Persons dated October 17, 2013, including Annex A, setting forth the terms of the USD 10,000,000.00 Worst of Fixed Coupon Auto-Callable Securities due January 16, 2014 (Linked to the least performing shares between the American depositary shares of Baidu, Inc. and the common stock of Netflix, Inc.), and (q) a Written Statement and Instructions of Authorized Persons dated October 17, 2013, including Annex A, setting forth the terms of the USD 8,101,140.00 Fixed Coupon Auto-Callable Securities due October 21, 2014 (Linked to the performance of the common stock of United States Steel Corporation),

-(a) a Determination of an Authorized Person dated October 23, 2013, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Tesoro Corporation), (b) a Determination of an Authorized Person dated October 23, 2013, including Annex A, setting forth the terms of the USD 199,962.54 Trigger Yield Optimization Notes due October 23, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), (c) a Determination of an Authorized Person dated October 23, 2013, including Annex A, setting forth the terms of the USD 320,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of United States Steel Corporation), (d) a Determination of an Authorized Person dated October 23, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Apple Inc.), (e) a Determination of an Authorized Person dated October 23, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of lululemon athletica inc.), (f) a Determination of an Authorized Person dated October 23, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Expedia Inc.), (g) a Determination of an Authorized Person dated October 23, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Joy Global Inc.), (h) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 1,131,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2023 (Linked to the least performing index between the EURO STOXX 50® Index and the S&P 500® Index), (i) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 9,066,000.00 Contingent Income Auto-Callable Securities due October 22, 2020 (Linked to the worst performing index between the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®), (j) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 2,900,250.00 UBS AG Relative Performance Securities due October 24, 2018 (Linked to the performance of the S&P 500® Index and the NYSE US 5 Year Treasury Futures Index), (k) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 10,573,000.00 Quarterly Review Notes due on October 29, 2014 (Linked to the performance of Light Sweet Crude Oil (WTI) Futures Contracts), (l) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 1,676,000.00 Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), and Annex B, setting forth the terms of the USD 1,981,000.00 Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the common stock of Yelp Inc.), (m) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 1,563,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), and Annex B, setting forth the terms of the USD 2,439,400.00 Contingent Absolute Return Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of lululemon athletica inc.), (n) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 1,000,000.00 Contingent Absolute Return Autocallable Optimization Securities due April 23, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (o) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 6,250,000.00 Contingent Income Auto-Callable Securities due October 22, 2020 (Linked to the worst performing index between the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®), and (p) a Written Statement and Instructions of Authorized Persons dated October 23, 2013, including Annex A, setting forth the terms of the USD 1,888,420.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Axiall Corporation), Annex B, setting forth the terms of the USD 997,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of priceline.com Incorporated), and Annex C, setting forth the terms of the USD 4,656,800.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Williams Companies, Inc.),

-(a) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 102,000.00 Trigger Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Expedia Inc.), (b) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 1,007,000.00 Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), (c) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Expedia Inc.), (d) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 330,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (e) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), (f) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), (g) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 354,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), (h) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), and (i) a Determination of an Authorized Person dated October 25, 2013, including Annex A, setting forth the terms of the USD 680,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF),

-(a) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 315,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), (b) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Expedia Inc.), (c) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), (d) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 359,701.20 Trigger Yield Optimization Notes due October 28, 2014 (Linked to the performance of the common stock of Expedia Inc.), (e) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 329,886.00 Trigger Yield Optimization Notes due October 28, 2014 (Linked to the performance of the common stock of Expedia Inc.), (f) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (g) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 160,000.00 Airbag Yield Optimization Notes due October 28, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (h) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Rackspace Hosting, Inc.), (i) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), (j) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of F5 Networks, Inc.), and (k) a Determination of an Authorized Person dated October 28, 2013, including Annex A, setting forth the terms of the USD 117,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), and

-(a) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 403,618.11 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), (b) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 358,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), (c) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (d) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 392,670.06 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), (e) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 99,895.02 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of Under Armour, Inc.), (f) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 284,509.28 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), (g) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (h) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 229,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of MetLife, Inc.), and (i) a Determination of an Authorized Person dated October 29, 2013, including Annex A, setting forth the terms of the USD 157,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Yahoo! Inc.),

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories”

- as provided per e-mail from Joan Newton dated November 20, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller,

- as provided per e-mail from Joan Newton dated November 22, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller,

- as provided per e-mails from Joan Newton dated December 5, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller, and

- as provided per e-mail from Joan Newton dated December 6, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of December 12, 2013 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval are in full force and effect and have not been amended;

(i)	as of the date of the Resolutions, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(m)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(n)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(o)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated December 12, 2013

a)	Securities with issue date October 17, 2013

1.	USD 100,000.00 Airbag Yield Optimization Notes due January 16, 2014 (Linked to the performance of the common stock of Cree, Inc.), issued through UBS AG, London Branch

2.	USD 150,000.00 Airbag Yield Optimization Notes due October 16, 2014 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

3.	USD 100,000.00 Airbag Yield Optimization Notes due January 16, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

4.	USD 149,932.80 Trigger Yield Optimization Notes due October 16, 2014 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch

5.	USD 230,000.00 Trigger Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of VMware, Inc.), issued through UBS AG, London Branch

6.	USD 175,150.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

7.	USD 171,100.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.), issued through UBS AG, London Branch

8.	USD 131,500.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Genworth Financial, Inc.), issued through UBS AG, London Branch

9.	USD 129,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), issued through UBS AG, London Branch

10.	USD 149,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

11.	USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Gilead Sciences, Inc.), issued through UBS AG, London Branch

12.	USD 525,000.00 Trigger Phoenix Autocallable Optimization Securities due October 20, 2014 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

13.	USD 399,180.60 Trigger Yield Optimization Notes due October 16, 2014 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

14.	USD 2,047,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Cubist Pharmaceuticals, Inc.), issued through UBS AG, London Branch

15.	USD 20,194,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), issued through UBS AG, London Branch

16.	USD 2,563,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Corning Incorporated), issued through UBS AG, London Branch

17.	USD 2,551,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of eBay Inc.), issued through UBS AG, London Branch

18.	USD 1,180,000.00 Airbag Autocallable Yield Optimization Notes due October 20, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

19.	USD 7,281,850.00 Trigger Phoenix Autocallable Optimization Securities due October 17, 2018 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

20.	USD 2,961,970.00 Trigger Phoenix Autocallable Optimization Securities due October 17, 2018 (Linked to the performance of the common stock of Occidental Petroleum Corporation), issued through UBS AG, London Branch

21.	USD 10,000,000.00 Worst of Fixed Coupon Auto-Callable Securities due January 16, 2014 (Linked to the least performing shares between the American depositary shares of Baidu, Inc. and the common stock of Netflix, Inc.), issued through UBS AG, London Branch

22.	USD 8,101,140.00 Fixed Coupon Auto-Callable Securities due October 21, 2014 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

b)	Securities with issue date October 23, 2013

23.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

24.	USD 199,962.54 Trigger Yield Optimization Notes due October 23, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), issued through UBS AG, London Branch

25.	USD 320,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

26.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

27.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of lululemon athletica inc.), issued through UBS AG, London Branch

28.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

29.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Joy Global Inc.), issued through UBS AG, London Branch

30.	USD 1,131,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2023 (Linked to the least performing index between the EURO STOXX 50® Index and the S&P 500® Index), issued through UBS AG, London Branch

31.	USD 9,066,000.00 Contingent Income Auto-Callable Securities due October 22, 2020 (Linked to the worst performing index between the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®), issued through UBS AG, London Branch

32.	USD 2,900,250.00 UBS AG Relative Performance Securities due October 24, 2018 (Linked to the performance of the S&P 500® Index and the NYSE US 5 Year Treasury Futures Index), issued through UBS AG, London Branch

33.	USD 10,573,000.00 Quarterly Review Notes due on October 29, 2014 (Linked to the performance of Light Sweet Crude Oil (WTI) Futures Contracts), issued through UBS AG, London Branch

34.	USD 1,676,000.00 Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), issued through UBS AG, London Branch

35.	USD 1,981,000.00 Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the common stock of Yelp Inc.), issued through UBS AG, London Branch

36.	USD 1,563,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), issued through UBS AG, London Branch

37.	USD 2,439,400.00 Contingent Absolute Return Autocallable Optimization Securities due October 27, 2014 (Linked to the performance of the common stock of lululemon athletica inc.), issued through UBS AG, London Branch

38.	USD 1,000,000.00 Contingent Absolute Return Autocallable Optimization Securities due April 23, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

39.	USD 6,250,000.00 Contingent Income Auto-Callable Securities due October 22, 2020 (Linked to the worst performing index between the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®), issued through UBS AG, London Branch

40.	USD 1,888,420.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Axiall Corporation), issued through UBS AG, London Branch

41.	USD 997,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of priceline.com Incorporated), issued through UBS AG, London Branch

42.	USD 4,656,800.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of Williams Companies, Inc.), issued through UBS AG, London Branch

c)	Securities with issue date October 25, 2013

43.	USD 102,000.00 Trigger Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

44.	USD 1,007,000.00 Airbag Yield Optimization Notes due April 25, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), issued through UBS AG, London Branch

45.	USD 165,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

46.	USD 330,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

47.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due April 29, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

48.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), issued through UBS AG, London Branch

49.	USD 354,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

50.	USD 330,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), issued through UBS AG, London Branch

51.	USD 680,000.00 Trigger Phoenix Autocallable Optimization Securities due October 29, 2014 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF), issued through UBS AG, London Branch

d)	Securities with issue date October 28, 2013

52.	USD 315,000.00 Contingent Absolute Return Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), issued through UBS AG, London Branch

53.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

54.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), issued through UBS AG, London Branch

55.	USD 359,701.20 Trigger Yield Optimization Notes due October 28, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

56.	USD 329,886.00 Trigger Yield Optimization Notes due October 28, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

57.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

58.	USD 160,000.00 Airbag Yield Optimization Notes due October 28, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

59.	USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Rackspace Hosting, Inc.), issued through UBS AG, London Branch

60.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

61.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due April 30, 2015 (Linked to the performance of the common stock of F5 Networks, Inc.), issued through UBS AG, London Branch

62.	USD 117,000.00 Trigger Phoenix Autocallable Optimization Securities due October 30, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

e)	Securities with issue date October 29, 2013

63.	USD 403,618.11 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), issued through UBS AG, London Branch

64.	USD 358,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), issued through UBS AG, London Branch

65.	USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

66.	USD 392,670.06 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), issued through UBS AG, London Branch

67.	USD 99,895.02 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of Under Armour, Inc.), issued through UBS AG, London Branch

68.	USD 284,509.28 Trigger Yield Optimization Notes due October 29, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), issued through UBS AG, London Branch

69.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

70.	USD 229,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

71.	USD 157,000.00 Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 12 December 2013